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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )


                      Innovative Valve Technologies, Inc..
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                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
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                         (Title of Class of Securities)

                                    45767J106
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                                 (CUSIP Number)

 Mr. Colin Soule, General Counsel, Philip Services Corp., 100 King Street,
            P.O. Box 2440, LCD 1, Hamilton, Ontario, Canada L8N 4J6
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       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                October 28, 1997
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and if filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO. 45767J106                                           PAGE 2 OF 7 PAGES
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    1      NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           PHILIP SERVICES CORP.

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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                               (a)

           N/A                                                 (b)


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    3      SEC USE ONLY



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    4      SOURCE OF FUNDS *

           AF

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    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) OR 2(e)     N/A
                                                                         [  ]
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    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           PROVINCE OF ONTARIO

----------------------- -------- ----------------------------------------------
                           7     SOLE VOTING POWER
      NUMBER OF                  2,340,716
        SHARES          -------- ----------------------------------------------
     BENEFICIALLY          8     SHARED VOTING POWER
       OWNED BY                  0
         EACH           -------- ----------------------------------------------
      REPORTING            9     SOLE DISPOSITIVE POWER
        PERSON                   2,340,716
         WITH           -------- ----------------------------------------------
                          10     SHARED DISPOSITIVE POWER
                                 0
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   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,340,716

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   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)EXCLUDES CERTAIN SHARES*
           N/A                                                           [  ]
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   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           29.9%
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   14      TYPE OF REPORTING PERSON *
           CO
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         * SEE INSTRUCTIONS BEFORE FILLING OUT
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CUSIP NO. 45767J106                                           PAGE 3 OF 7 PAGES
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                                  SCHEDULE 13D


ITEM 1.  SECURITY AND ISSUER.

                  This statement relates to the common stock, par value $0.001 per share (the "Common Stock"), of Innovative Valve Technologies, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 14900 Woodham Drive, Suite A-125, Houston, Texas 77073.

ITEM 2.  IDENTITY AND BACKGROUND.

                  The reporting person is Philip Services Corp., a corporation organized under the laws of the province of Ontario ("Philip"), whose principal address is 100 King Street, P.O. Box 2440, LCD 1, Hamilton, Ontario Canada L8N 4J6. Philip is one of North America's leading suppliers of resource recovery and industrial services. It has the largest integrated network of metals recovery and industrial services operations in North America, servicing over 50,000 industrial and commercial customers from over 300 locations. The name, principal occupation, employer and citizenship of each of the executive officers and directors of Philip, are as follows. The business address of each is 100 King Street, P.O. Box 2440, LCD 1, Hamilton, Ontario Canada L8N 4J6.

                           PRINCIPAL
     NAME                  OCCUPATION                               EMPLOYER                CITIZENSHIP
     ----                  ----------                               --------                -----------
Allen Fracassi             President, Chief Executive Officer       Philip                  Canadian

Philip Fracassi            Executive Vice-President, Chief          Philip                  Canadian
                           Operating Officer

Howard Beck                Chairman of the Board                    Philip                  Canadian

Roy Cairns                 Attorney                                 Chown, Cairns           Canadian

Derrick Rolfe              President and Chief Executive            RM Capital Corp.        Canadian
                           Officer

Norman Foster              Director of Philip                                               American

Felix Pardo                President and Chief Executive            Ruhr-American           American
                           Officer                                  Coal Corporation

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CUSIP NO. 45767J106                                           PAGE 4 OF 7 PAGES
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

                           PRINCIPAL
     NAME                  OCCUPATION                               EMPLOYER                CITIZENSHIP
     ----                  ----------                               --------                -----------
Herman Turkstra            Attorney                                  Turkstra, Mazza        Canadian
                                                                     Shinehoft, Mihailovich,
                                                                     Associates

William E. Haynes          Chairman, President and Chief             Innovative Valve       American
                           Executive Officer                         Technologies, Inc.

Robert Knauss              Director                                  Baltic International,  American
                                                                     U.S.A., Inc.

Robert Waxman              President, Metals Recovery Group          Philip                 Canadian

Marvin Boughton            Executive Vice-President and              Philip                 Canadian
                           Chief Financial Officer

Robert M. Chiste           President, Industrial Services Group      Philip                 American

Peter Chodos               Executive Vice-President,                 Philip                 Canadian
                           Corporate Development

Antonio Pingue             Executive Vice-President,                 Philip                 Canadian
                           Corporate & Government Affairs

Colin Soule                Executive Vice President,                 Philip                 Canadian
                           General Counsel and
                           Corporate Secretary

John Woodcroft             Executive Vice-President,                 Philip                 Canadian
                           Operations

         During the past five years none of the persons or entities listed above has been convicted in a criminal proceeding nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding any of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Prior to the Company's being publicly traded with a class of equity securities registered pursuant to Section 12 of the Securities Exchange Act of 1934 (the "Exchange Act"), Philip owned beneficially all the outstanding preferred stock of the Company's predecessor, Safe Seal, Inc. ("SSI") for which it paid $2 million in October 1995, and 1,701,713 shares of SSI common stock,

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CUSIP NO. 45767J106                                           PAGE 5 OF 7 PAGES
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which it acquired as follows: (i) in October 1995 it purchased 286,960 shares from SSI for $500,000; (ii) in January 1997 it exercised warrants it had received in October 1995 and July 1996 to purchase 1,361,536 shares; and (iii) in June 1997 it purchased 53,217 shares in connection with the exercise of an option granted in 1992 to a former SSI employee to purchase 68,001 shares of SSI common stock. It had purchased the 1995 warrant for $100,000 and guaranteed the repayment of a $2 million revolving line of credit to SSI in exchange for the 1996 warrant. In September 1996, Philip exercised the warrants for (i) $3.3 million aggregate principal amount of subordinated 8% promissory notes issued by Philip and paid as partial consideration in an acquisition and (ii) approximately $1 million in cash. As a result of the merger of SSI with and into the Company, Philip received 850,858 shares of Company Common Stock for the SSI common stock it owned, and 1,189,858 shares of Company Common Stock for the repayment of debt and redemption of SSI preferred stock it owned. The source of funds for the initial acquisition of those SSI shares was Allwaste, Inc., a wholly owned subsidiary of Philip and the record owner of the shares ("Allwaste").

         After the Company's initial public offering and the registration of its Common Stock pursuant to Section 12 of the Exchange Act, Philip acquired on October 28, 1997, an aggregate of 300,000 shares of Company Common Stock from The Roger L. Miller Family Trust (275,000 shares) and Computerized Accounting & Tax Services, Inc. (25,000 shares) at a cash purchase price per share equal to 96.5% of the initial per share price to the public in the offering. The sources of funds for this $3,763,500 purchase were internally generated revenues and Allwaste's existing commercial credit lines.

         All of the above transactions are described in the Company's Registration Statement on Form S-1, Registration No. 333-31617, declared effective on October 22, 1997. All documents applicable to such transactions were filed as exhibits to that registration statement.

ITEM 4.  PURPOSE OF TRANSACTION.

                  Philip has acquired the shares of Company Common Stock for investment purposes only. Philip does not currently plan to acquire beneficial ownership of additional shares of Company Common Stock nor to dispose of any of its current beneficial ownership in shares of Company Common Stock, nor to take any other action enumerated in Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  Philip beneficially owns 2,340,716 shares, or 29.9%, of the outstanding Common Stock of the Company. Mr. Allen Fracassi, the president and chief executive officer of Philip, has sole voting and dispositive power respecting the shares of which Philip is the beneficial owner, subject to the direction of Philip's board of directors.

         Mr. William E. Haynes, a director of Philip, is the Chairman, President and Chief Executive Officer of the Company. Mr. Haynes owns beneficially 307,131 shares, or 3.9%, of the outstanding stock of the Company, including 62,500 shares which he has the right to acquire pursuant to options exercisable under the Company's 1997 Incentive Plan. Mr. Norman Foster, a director of Philip, owns 2,000 shares, and Mr. Robert M. Chiste, an executive officer of Philip, owns 40,000 shares of
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CUSIP NO. 45767J106                                           PAGE 6 OF 7 PAGES
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Company stock, representing less than 1% of the outstanding shares. Each of the above named persons has the sole power to vote and to dispose of the shares beneficially owned by him. None of the other individuals named in Item 2 owns beneficially any shares of Company Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Pursuant to a letter agreement dated as of September 19, 1997, by and between Allwaste and NationsBanc Montgomery Securities, Inc., as representatives for the underwriters for the initial public offering of the Company Common Stock (the "IPO"), a copy of which is filed herewith as Exhibit 1, Philip agreed not to sell or otherwise transfer the shares of Company Common Stock it owns for a period of two years following the closing of the IPO, which occurred on October 28, 1997. In addition, pursuant to certain restrictions contained in the Funding Agreement dated as of June 9, 1997, as amended and restated as of August 15, 1997 between the Company and Allwaste, a copy of which is filed herewith as
Exhibit 2 (the "Funding Agreement"), Philip may not voluntarily, except pursuant to and in accordance with certain provisions of a Registration Rights Agreement dated as of June 9, 1997 by and among Allwaste, the Company and certain other holders of Common Stock, a copy of which is filed herewith as Exhibit 3 (the "Registration Rights Agreement"), (i) sell, assign, exchange, transfer, encumber, pledge, distribute, appoint or otherwise dispose of (a) any shares of Common Stock issued on conversion or in repayment of the note issued pursuant to the Funding Agreement or (b) any interest in (including any option to buy or sell) any of those shares of Common Stock, in whole or in part; or (ii) engage in any transaction, whether or not with respect to any shares of Common Stock or any interest therein, the intent or effect of which is to reduce the risk of owning the shares of Common Stock issued on conversion or in repayment of the note (including, for example, engaging in put, call, short-sale, straddle or similar market transactions).

         The Registration Rights Agreement provides for "piggyback" registration rights to Philip, such that following the applicable restricted period (generally two years following the closing of the IPO), Philip may include any shares of Common Stock owned by it in certain types of registrations by the Company under the Securities Act of any Common Stock for its own account for cash, subject to certain exceptions. The Company is generally required to pay the costs associated with any such offering other than underwriting discounts and commissions and transfer taxes attributable to the shares sold on behalf of Philip. The Registration Rights Agreement provides that the number of shares of Common Stock that must be registered on behalf of Philip is subject to limitation if the managing underwriter or the Company's financial advisor, as the case may be, determines that market conditions so require. The Company will indemnify Philip thereunder, and Philip will indemnify the Company, against certain liabilities in respect of any registration statement or offering that includes shares pursuant to the Registration Rights Agreement.

          Mr. Haynes is a party to a letter agreement dated as of September 19, 1997, with NationsBanc Montgomery Securities, Inc., as representatives for the underwriters in the IPO, a copy of which is filed herewith as Exhibit 4, whereby he has agreed not to sell or otherwise transfer the shares of Company Common Stock owned by him for a period of one year following the closing of the IPO. In addition, Mr. Haynes is also a party to the Registration Rights Agreement described above, pursuant to which he has the registration rights, and is subject to the limitations, cost sharing
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CUSIP NO. 45767J106                                           PAGE 7 OF 7 PAGES
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and indemnification provisions, described therein. Of the 307,131 shares of
Company Common Stock owned by Mr. Haynes, 62,500 shares are subject to exercisable options granted to him under the Company's 1997 Incentive Plan, and are subject to the terms and conditions of that plan.

         Other than the agreements and transactions described in response to this Item 6, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any person with respect to any securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1. -      Letter agreement dated as of September 19, 1997,
                           by and between Allwaste and NationsBanc Montgomery
                           Securities, Inc., as representatives for the underwriters for the initial public offering of the Company.

        *Exhibit 2. -      Funding Agreement dated as of June 9, 1997, as
                           amended and restated as of August 15,
                           1997 between the Company and Allwaste, Inc.
                           (Exhibit 4.9)

        *Exhibit 3. -      Registration Rights Agreement dated as of June 9,
                           1997 by and among Allwaste, Mr. Haynes, the Company and certain other holders of Common Stock.
                           (Exhibit 4.2)

         Exhibit 4. -      Letter agreement dated as of September 19, 1997,
                           between Mr. Haynes and NationsBanc Montgomery
                           Securities, Inc., as representatives for the underwriters.

        *Exhibit 5. -      1997 Incentive Plan of the Company. (Exhibit 10.1)

* Incorporated by reference to the exhibit number shown in parentheses to the Form S-1 Registration Statement, or amendment thereto, of Innovative Valve Technologies, Inc., Registration Number 333-31617, declared effective on October 22, 1997.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   November 6, 1997

Philip Services Corp.

By /s/ Colin Soule
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                  (Signature)

                  Colin Soule, Secretary
                  (Name / Title)
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                                 EXHIBIT INDEX


         Exhibit 1. -      Letter agreement dated as of September 19, 1997,
                           by and between Allwaste and NationsBanc Montgomery
                           Securities, Inc., as representatives for the underwriters for the initial public offering of the Company.

         Exhibit 4. -      Letter agreement dated as of September 19, 1997,
                           between Mr. Haynes and NationsBanc Montgomery
                           Securities, Inc., as representatives for the underwriters.